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                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

Contact:     MacKenzie Partners, Inc.
             Edith A. Lohman
             (212) 675-0524

               IGC ACQUISITION CORP. INCREASES PRICE AND EXTENDS
          EXPIRATION DATE IN TENDER OFFER FOR INTEK GLOBAL CORPORATION

     NEW YORK, NEW YORK, July 15, 1999 -- IGC Acquisition Corp., a wholly-owned subsidiary of Security Services plc, announced today that it has increased the purchase price being offered in its tender offer for the outstanding common stock of Intek Global Corporation (NASDAQ: IGLC) from $2.75 to $3.0125 per share, net to the seller in cash, without interest thereon and less any required transfer and withholding taxes. Similarly, the cash consideration into which each then outstanding share of common stock of Intek Global Corporation will be converted upon consummation of the merger of IGC Acquisition Corp. with and into Intek Global Corporation (which will occur following the successful completion of the tender offer) has been increased from $2.75 to $3.0125 per share, net to the seller in cash, without interest thereon and less any required transfer and withholding taxes. IGC Acquisition Corp. also announced that it was extending the expiration date for the tender offer from midnight on July 14, 1999 to midnight on August 3, 1999.

     The foregoing changes in the terms of the transaction will be reflected in an amendment to the previously executed Merger Agreement among IGC Acquisition Corp., Security Services plc and Intek Global Corporation.

     IGC Acquisition Corp. has been advised by the depositary for the tender offer that, as of 5:00 p.m., New York City time, on July 14, 1999, 6,196,361 shares of Intek Global Corporation common stock had been validly tendered and not withdrawn pursuant to the tender offer.

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